October 21, 2005

Larry Spirgel

Assistant Director

Mail Stop 0407

Division of Corporation Finance

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:

MDC Partners Inc.

Form 10-K for Fiscal Year Ended December 31, 2004 (the “2004 Form 10-K”)
Filed April 18, 2005;
Form 10-Q for Fiscal Quarter Ended March 31, 2005 (the “March 31 Form 10-Q”)
File No. 1-13178

Dear Mr. Spirgel:

This letter will confirm that MDC Partners (the “Company”) and Melissa Hauber (Securities and Exchange Commission) have agreed that the Company will submit its response to the most recent comments of the Staff of the Division of Corporation Finance (set forth in your letter dated September 30, 2005) on or prior to October 28, 2005.

Please direct any questions concerning the above responses to the undersigned (telephone: (212) 463-3628; fax: (212) 463-3274).

Very truly yours,

/s/ Mitchell Gendel

Mitchell Gendel

General Counsel & Corporate Secretary

MDC Partners Inc.

cc:	Melissa Hauber
Robert S. Littlepage, Jr.
Securities and Exchange Commission

Miles S. Nadal, Chairman, President and Chief Executive Officer
Steven Berns, Vice Chairman and Executive Vice President
Members of the Audit Committee
MDC Partners Inc.